EX-99.B(g)(2)(i)

Exhibit A

Portfolios of Wells Fargo Variable Trust

International Core Fund1 (currently named the International Equity Fund)

Most recent annual agreement approval by the Board of Trustees: April 4, 2005

Exhibit A amended: November 2, 2004

[1]	On November 2, 2004, the Board of Trustees approved certain Fund name changes. Effective April 11, 2005, the International Equity Fund will be renamed the International Core Fund.

Exhibit B

Whenever used in the Foreign Custody Manager Agreement, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

1. “Board” shall mean the board of directors or board of trustees, as the case may be, of the Trust.

2. “Eligible Foreign Custodian” shall have the meaning provided in the Rule.

3. “Monitoring System” shall mean a system established by the Custodian to fulfill the Responsibilities specified in clauses 1(d) and 1(e) of Article III of this Agreement.

4. “Qualified Foreign Bank” shall have the meaning provided in the Rule.

5. “Responsibilities” shall mean the responsibilities delegated to the Custodian as a Foreign Custody Manager with respect to each Specified Country and each Eligible Foreign Custodian selected by BNY, as such responsibilities are more fully described in Article III of this Agreement.

6. “Rule” shall mean Rule 17f-5 under the Investment Company Act of 1940, as amended.

7. “Securities Depository” shall mean any securities depository or clearing agency within the meaning of Section (a)(1)(ii) or (a)(1)(iii) of the Rule.

8. “Specified Country” shall mean each country identified on a list maintained from time to time by mutual agreement of the Trust and the Custodian and each country, other than the United States, constituting the primary market for a security with respect to which the Trust has given settlement instructions to the Custodian as custodian (the “Custodian”) under its Custody Agreement with the Trust.